

Mail Stop 3720

January 18, 2007

<u>Via U.S. Mail</u>
Mr. James Durward
President
Emission Differentials Ltd.
3632-13th Street SW
Calgary, Alberta T2T 3R1

   RE: **Emission Differentials Ltd.**
      Form 20-F for Fiscal Year Ended April 30, 2006
      Filed August 28, 2006
      File No. 0-51778

Dear Mr. Durward:

  We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Year Ended April 30, 2006

General

1.   In your next submission, please reflect your Commission file number on the cover page as 0-51778. The number that you are currently using is the CIK.

Financial Statements

2.   Revise to present the number of periods required under Item 8. of Form 20-F.

3.   If you did not use US dollars, please show the currency that was used in the presentation of your financial statements.

Balance Sheet, page F-3

4.   Tell us your basis for stating that there are an unlimited number of Class A Common Shares.

*   *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Please furnish your response letter on EDGAR.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

*   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Sharon Virga, Senior Staff Accountant, at (202) 551-3385, or Kyle Moffatt, Accounting Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director